SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses preliminary traffic figures for July 2018

São Paulo, August 6, 2018 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of July, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s domestic load factor grew to 82.9%, a 0.3 p.p. increase in comparison to July 2017. GOL’s domestic demand (RPK) grew by 10.0% and GOL’s domestic supply (ASK) increased 9.6%, as volume of departures and number of seats increased by 4.4% and 9.2%, respectively over July 2017.

|           In July 2018, international demand (RPK) and supply (ASK) and decreased by 21.8% and 11.8%, respectively, and international load factor was 68.4%, a decrease of 8.7 p.p. in relation to July 2017.

|           GOL’s total demand (RPK) increased 6.3% in comparison to July 2017 and consolidated load factor was 81.5%.  Supply (ASKs) increased 7.0% due to a 3.6% increase in departures and an 8.3% increase in the number of seats.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	July/18	July/17	% Var.	7M18	7M17	% Var.	July/18 LTM	July/17 LTM	% Var.
Total GOL
Departures	23,777	22,952	3.6%	146,473	144,935	1.1%	252,191	249,521	1.1%
Seats (thousand)	4,160	3,840	8.3%	24,872	24,254	2.5%	42,571	41,741	2.0%
ASK (million)	4,768	4,457	7.0%	27,861	26,923	3.5%	47,632	46,095	3.3%
RPK (million)	3,884	3,653	6.3%	22,213	21,350	4.0%	38,094	36,247	5.1%
Load Factor	81.5%	81.9%	-0.5 p,p	79.7%	79.3%	0.4 p,p	80.0%	78.6%	1.3 p,p
Pax on board (thousand)	3,360	3,105	8.2%	19,204	18,658	2.9%	33,140	31,924	3.8%
Domestic GOL
Departures	22,544	21,598	4.4%	138,166	136,779	1.0%	237,880	235,603	1.0%
Seats (thousand)	3,932	3,600	9.2%	23,480	22,811	2.9%	40,119	39,278	2.1%
ASK (million)	4,286	3,911	9.6%	24,685	23,925	3.2%	42,219	41,053	2.8%
RPK (million)	3,555	3,232	10.0%	19,863	19,041	4.3%	34,068	32,406	5.1%
Load Factor	82.9%	82.6%	0.3 p,p	80.5%	79.6%	0.9 p,p	80.7%	78.9%	1.8 p,p
Pax on board (thousand)	3,206	2,920	9.8%	18,117	17,558	3.2%	31,265	30,077	3.9%
International GOL
Departures	1,233	1,354	-8.9%	8,307	8,156	1.9%	14,311	13,918	2.8%
Seats (thousand)	228	240	-4.9%	1,392	1,443	-3.6%	2,452	2,462	-0.4%
ASK (million)	481	546	-11.8%	3,177	2,999	5.9%	5,414	5,043	7.4%
RPK (million)	329	421	-21.8%	2,350	2,309	1.8%	4,025	3,842	4.8%
Load Factor	68.4%	77.1%	-8.7 p,p	74.0%	77.0%	-3.0 p,p	74.4%	76.2%	-1.8 p,p
Pax on board (thousand)	154	184	-16.4%	1,087	1,099	-1.1%	1,875	1,847	1.5%
On-time Departures	86.9%	95.4%	-8.5 p,p	92.9%	95.3%	-2.5 p,p	93.3%	95.0%	-1.7 p,p
Flight Completion	98.6%	98.8%	-0.2 p,p	98.4%	98.5%	-0.1 p,p	98.4%	98.4%	0.0 p,p
Cargo Ton	9.1	8.6	5.9%	62.4	56.8	9.9%	108.4	100.0	8.4%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

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GOL discloses preliminary traffic figures for July 2018

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,300 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.